EXHIBIT 12.2

PACCAR Financial Corp.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT
BETWEEN THE COMPANY AND PACCAR
(Millions of Dollars)

	Year ended December 31				
	2003	**2002**	**2001**	**2000**	**1999**
FIXED CHARGES					
Interest expense	$ 78.8	$ 114.7	$ 171.5	$ 205.5	$ 151.1
Less: Assumption by PACCAR of interest expense (1)	—	—	(17.0)	—	—
Net interest expense	78.8	114.7	154.5	205.5	151.1
Facility and equipment rental	1.8	1.8	1.7	1.6	1.5
TOTAL FIXED CHARGES	$ 80.6	$ 116.5	$ 156.2	$ 207.1	$ 152.6
EARNINGS					
Income before taxes (2)	$ 78.1	$ 45.0	$ 25.6	$ 54.0	$ 61.6
Depreciation	29.2	16.3	13.3	10.0	8.5
	107.3	61.3	38.9	64.0	70.1
FIXED CHARGES	80.6	116.5	156.2	207.1	152.6
EARNINGS AS DEFINED	$ 187.9	$ 177.8	$ 195.1	$ 271.1	$ 222.7
RATIO OF EARNINGS TO FIXED CHARGES	2.33x	1.53x	1.25x	1.31x	1.46x

(1)   In order to maintain the ratio of earnings to fixed charges in 2001, PACCAR provided earnings support of $17.0 through the assumption of the Company's interest expense.

(2)   For 2001, income before taxes includes the cumulative effect of accounting change of $.7 ($.4 net of tax).